SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

25 November 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

04046703

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 23 November 2004, Re: Twenty-Sixth Annual General Meeting; and

2) General Announcement dated 23 November 2004, Re: Silverstone Corporation Berhad ("SCB") - Debt and Corporate Restructuring Exercise of SCB Group - i) Proposed Variation to: a) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and b) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; ii) Proposed variation to the calculation for penalty intererst, and iii) Proposed waiver of early payment of redemption/repayment amount of RM4.78 million due on 31 December 2005.

Please contact the undersigned for any queries.

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Secretary
23 NOV 2004

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 23/11/2004 05:30:47 PM
Reference No SC-041123-43E8C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
TWENTY-SIXTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Twenty-Sixth Annual General Meeting of the Company held on 23 November 2004, the shareholders have approved the following:

1. the re-appointment of Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

2. all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:

   (a) Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

   (b) Proposed Shareholders' Mandate for Recurrent Related Party Transactions

   "THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.4 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 30 October 2004 subject to the following:

   (i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

(a) the type of Recurrent Transactions made; and

(b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

23 NOV 2004

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 23/11/2004 06:43:42 PM
Reference No SC-041123-AEE60

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF SCB GROUP ("SCB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");

2. PROPOSED VARIATION TO THE CALCULATION FOR PENALTY INTEREST; AND

3. PROPOSED WAIVER OF EARLY PAYMENT OF REDEMPTION/REPAYMENT AMOUNT OF RM4.78 MILLION DUE ON 31 DECEMBER 2005

* **Contents :-**

1. INTRODUCTION

Reference is made to the announcement of 19 March 2003 made by SCB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the SCB Group to the SCB Scheme Creditors.

It is part of SCB's plans under the SCB Scheme to divest its non-core and peripheral assets and businesses ("Divestment Assets") to raise cash to fund the redemption/repayment of the Bonds/SPV Debts.

However, the business conditions for some of SCB's joint venture companies in China continue to remain difficult amid stiff competition in the China motor vehicle and tyre industries. Against the backdrop of concerns over the poor performance of these joint venture companies and very limited prospective buyers

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

23 NOV 2004

for these assets, the divestment will take longer time frame than scheduled.

In order to raise funds in the immediate term to support the redemption/repayment of the Bonds/SPV Debts due on 31 December 2004, SCB's only option would be to dispose of its assets at forced sale prices. In that regard, only a small buffer was set aside between the anticipated sale proceeds and the Redemption/Repayment Amount and the disposal of SCB's assets at forced sale prices would undermine SCB's ability to repay its future redemption/repayment obligations, which would not be in the interest of the Bondholders and SPV Debt Holders. In addition, the Divestment Assets are basically non-core business of the SCB Group and some of them require the management to revive and turnaround before they become favourable for divestment.

With the Proposed Variation to Redemption/Repayment Date (as defined and particularised hereafter), the management of SCB anticipates that it will be better placed to negotiate better prices for the Divestment Assets in anticipation of the improving financial performance of the overseas assets amid strong growth in China domestic and global economy.

In respect of assets in China which have been divested, the approvals from regulatory authorities to repatriate the divestment proceeds has taken longer than expected due to China's tight capital and monetary control policies. The timing for the approvals to a large extent depends on the co-operation and assistance of the joint venture partners. In this regard, SCB has encountered difficulties in repatriating the divestment proceeds of one of SCB's China assets i.e. Jiangxi Fuqi Motor Co. Ltd of approximately RM9.67 million.

In addition to the above, three other sources of cashflow to support the yearly redemption/repayment of the Bonds/SPV Debts are the proceeds from the redemption of the Amsteel Corporation Berhad Bonds ("ACB Bonds") to be received by SCB on 31 December 2004, proceeds from disposal of Lion Asiapac Limited shares ("LAL Shares") and proceeds from the disposal of Amsteel Corporation Berhad shares ("ACB Shares"). However, the partial redemption of the ACB Bonds and the prevailing low prices of LAL Shares and ACB Shares have also contributed to the inability of SCB to pay its Redemption/Repayment Amount in full on 31 December 2004.

The Board of Directors of SCB wishes to announce that the SCB Group had issued notices of meetings dated 22 November 2004 to the Bondholders and SPV Debt Holders to seek, *inter alia*, the indulgence and the approval of the relevant Bondholders and SPV Debt Holders to:

1. vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2004 ("Proposed Variation to Redemption/Repayment Date");
2. vary the calculation for the penalty interest ("Proposed Variation to the Calculation for Penalty Interest"); and
3. waive the early payment of redemption/repayment amounting to RM4.78 million due on 31 December 2005 ("Proposed Waiver of Early Payment").

The Proposed Variation to Redemption/Repayment Date and the Proposed Variation to the Calculation for Penalty Interest shall collectively be referred to as the "Proposed Variation".

2. DETAILS OF THE PROPOSED VARIATION

2.1 Proposed Variation to Redemption and Repayment Date

The Proposed Variation to Redemption/Repayment Date involves the variation of:

2.1.1 the redemption date of 31 December 2004 for the Bonds ("Redemption Date") at the redemption amounts ("Redemption Amounts") as set out in Column II of Table I-Bonds below, to the proposed redemption dates ("Proposed Redemption Dates") and at the

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

23 NOV 2004

proposed redemption amounts ("Proposed Redemption Amounts") as more particularly set out in Column III of Table I-Bonds; and

2.1.2 the repayment date of 31 December 2004 for the SPV Debts ("Repayment Date") at the repayment amounts ("Repayment Amounts") as set out in Column II of Table II-SPV Debts below to the proposed repayment dates ("Proposed Repayment Dates") and at the proposed repayment amounts ("Proposed Repayment Amounts") as more particularly set out in Column III of Table II-SPV Debts.

It is proposed that interest is payable for the delay in redemption/repayment at 1% above the YTM rate for the Bonds/SPV Debts per annum, calculated on such portion of the Redemption Amounts/Repayment Amounts which is delayed from (and including) 31 December 2004 up to the Proposed Redemption Dates/Proposed Repayment Dates (excluding the day upon which payment is made), on a compound basis., details of which are set out in Table III-Bonds and Table IV-SPV Debts below.

The aforesaid interest shall be paid together with the payment of the Proposed Redemption Amounts/Proposed Repayment Amounts on the Proposed Redemption Dates/Proposed Repayment Dates.

2.2 <u>Proposed Variation to the Calculation for Penalty Interest</u>

SCB proposes that commencing 1 January 2005, interest payable as penalty for late redemption/repayment of any Redemption Amount/Repayment Amount shall be calculated on a simple interest basis instead of on a compound basis. The Penalty Interest which is agreed to be paid by SCB on 31 December 2004 has been calculated on a compound basis. Therefore, the Penalty Interest for amount deferred from 31 December 2003 will be calculated on a compound basis for the period from 31 December 2003 to 31 December 2004 and on a simple interest basis for the period from 1 January 2005 to date of payment.

SCB is proposing such change for the reason that the proceeds of the sale of the Divestment Assets are generally realized at values lower than forecasted and therefore the amount of Dedicated Cashflows for the redemption/repayment of the Bonds/SPV Debts may be insufficient to service such compounded interest.

2.3 <u>Proposed Waiver for Early Payment</u>

Under the SCB Scheme, SCB is required, in the event of a purchase of the Bonds or SPV Debts by SCB following a cash tender exercise ("Purchased Bonds/SPV Debts"), to pay the full Redemption/Repayment Amount in respect of the Purchased Bonds/SPV Debts on each Redemption/Repayment Date falling on or after the date of such Purchased Bonds/SPV Debts are purchased and cancelled as if such Purchased Bonds/Debts were not purchased and cancelled.

The Redemption/Repayment Amount in respect of the Purchased Bonds/SPV Debts will be treated as surplus of Dedicated Cashflows for early redemption/repayment of Bonds and SPV Debts.

In connection with the above, SCB had purchased and cancelled net present value Class B and C SPV Debts of USD13.746 million (equivalent to approximately RM52.23 million) from several of the SPV Debt Holders via AMB Harta (L) Ltd ("SPV") following a cash tender exercise held in February 2003. Out of the total USD13.746 million Class B and Class C SPV Debts purchased and cancelled, the Bondholders and SPV Debt Holders had via one of the meetings held on 12 January 2004 granted approvals to SCB and SPV to waive the requirement to pay USD1.36 million (equivalent to approximately RM5.18 million) on 31 December 2003 for the purpose of mandatory early redemption/repayment of Bonds and SPV Debts due on 31 December 2004.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

23 NOV 2004

- Owing to the shortfall in SCB's cashflows for the redemption/repayment of the Bonds and SPV Debts due on 31 December 2004, a waiver to the requirement to pay the nominal value sum of USD1.26 million (equivalent to approximately RM4.78 million) on 31 December 2004 as surplus funds for early redemption/repayment of the Bonds and SPV Debts due on 31 December 2005 is sought by SCB from its Bondholders and SPV Debt Holders.

3. APPROVALS FOR THE PROPOSED VARIATION

The Proposed Variation requires the approval from:

3.1 the Securities Commission ("SC");
3.2 Bondholders and SPV Debt Holders at the respective meetings to be convened; and
3.3 Bank Negara Malaysia ("BNM") in respect of the SPV Debts.

Applications to the SC and BNM to seek the requisite approvals will be submitted after receipt of approvals of the Bondholders and SPV Debt Holders at the respective meeting to be convened for the Proposed Variation.

The approvals from the SC and BNM must be obtained on or before 30 June 2005, failing which, the consent to the Proposed Variation given by the Bondholders and SPV Debt Holders at the respective meetings to be convened would be deemed to have lapsed.

The meetings of the Bondholder and SPV Debt Holders are scheduled to be held on 16 December 2004.

4. Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the SCB Scheme shall have the meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I-Bonds

Column I **Category**	*Column II* **Redemption Date and Nominal Amount (RM)**		*Column III* **Proposed Redemption Date And Proposed Redemption Amounts (Nominal Amount (RM))**	
Class B	31 December 2004 (Deferred from 31/12/03)	10,134,291	31 December 2004 31 December 2007	2,400,300 7,733,991
	(Original)	19,895,162	31 December 2007	19,895,162

Table II-SPV Debts

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

23 NOV 2004

Column I **Category**	*Column II* **Repayment Date and Nominal Amount (USD)**		*Column III* **Proposed Repayment Date And Proposed Repayment Amounts (Nominal Amount (USD))**	
Class B (a) Tranche I	31 December 2004 (Deferred from 31/12/03)	6,570,142	31 December 2004 31 December 2007	1,556,134 5,014,008
	(Original)	12,898,193	31 December 2007	12,898,193
Class B (a) Tranche II	31 December 2004 (Deferred from 31/12/03)	278,754	31 December 2004 31 December 2007	66,023 212,731
	(Original)	547,236	31 December 2007	547,236
Class B (b)	31 December 2004 (Deferred from 31/12/03)	750,537	31 December 2004 31 December 2007	177,764 572,773
	(Original)	1,473,420	31 December 2007	1,473,420

Table III-Bonds

Column I **Category**	*Column II* **(A) YTM rate per annum (%)**	*Column III* **(B) Late Payment rate per annum (%)**	*Column IV* **(A) + (B) = (C) Applicable interest per annum (%)**
Class B	4.75	1.00	5.75

Table IV-SPV Debts

Column I **Category**	*Column II* **(A) YTM rate per annum (%)**	*Column III* **(B) Late Payment rate per annum (%)**	*Column IV* **(A) + (B) = (C) Applicable interest per annum (%)**
Class B (a) - Tranche I	4.00	1.00	5.00

 SILVERSTONE CORPORATION BERHAD (41515-D)

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Secretary

23 NOV 2004

Class B (a) - Tranche II	4.00	1.00	5.00
Class B (b)	4.00	1.00	5.00

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

23 NOV 2004

SILVERSTONE CORPORATION BERHAD
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

25 November 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the Financial Results dated 24 November 2004, Re: Quarterly Report for the financial period ended 30 September 2004 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 24/11/2004 06:27:25 PM
Reference No SC-041124-96C8C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 30/09/2004
* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30/06/2005
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

SILSTON.: SILSTON-APPI

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 30/09/2004

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/09/2004	30/09/2003	30/09/2004	30/09/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	99,475	146,540	99,475	146,540
2	Profit/(loss) before tax	-11,791	-25,050	-11,791	-25,050
3	Profit/(loss) after tax and minority interest	-11,770	-25,343	-11,770	-25,343

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

24 NOV 2004

4	Net profit/(loss) for the period	-11,770	-25,343	-11,770	-25,343
5	Basic earnings/(loss) per share (sen)	-3.48	-7.49	-3.48	-7.49
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	0.4000		0.4400	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2004	30/09/2003	30/09/2004	30/09/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-3,833	-11,105	-3,833	-11,105
2	Gross interest income	1,960	1,445	1,960	1,445
3	Gross interest expense	6,967	14,447	6,967	14,447

Remarks :

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

24 NOV 2004

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

First Quarter Ended

30 September 2004

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Cash Flow Statements	4
Notes to the Condensed Financial Statements	5 - 9

Interim report for the first quarter ended 30 September 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2003 RM'000	CURRENT YEAR TO DATE 30/9/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2003 RM'000
Revenue	99,475	146,540	99,475	146,540
Operating expenses	(102,760)	(159,090)	(102,760)	(159,090)
Other operating income	1,960	1,445	1,960	1,445
Allowance for diminution in value of investment	(4,076)	-	(4,076)	-
Gain on disposal of a subsidiary	1,568	-	1,568	-
Loss from operations	(3,833)	(11,105)	(3,833)	(11,105)
Finance costs	(6,967)	(14,447)	(6,967)	(14,447)
Share in results of associated companies	(991)	502	(991)	502
Loss before taxation	(11,791)	(25,050)	(11,791)	(25,050)
Taxation	(64)	(84)	(64)	(84)
Loss after taxation	(11,855)	(25,134)	(11,855)	(25,134)
Minority interests	85	(209)	85	(209)
Net loss for the period	(11,770)	(25,343)	(11,770)	(25,343)
Loss per share (sen) :				
- Basic	(3.48)	(7.49)	(3.48)	(7.49)
- Fully diluted	(3.48)	(7.49)	(3.48)	(7.49)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

Interim report for the first quarter ended 30 September 2004
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	AS AT END OF CURRENT QUARTER 30/9/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000
Property, plant and equipment	309,972	310,837
Associated companies	263,701	268,773
Investments	116,852	115,808
Deferred tax assets	24,823	24,823
Deferred expenditure	1,166	1,271
Goodwill on consolidation	12,959	13,143
Current assets		
- Inventories	78,666	70,378
- Investments	7,505	7,419
- Trade and other receivables	131,244	129,235
- Short term deposits with financial institutions	13,762	16,729
- Cash and bank balances	32,462	37,282
	263,639	261,043
Current liabilities		
- Trade and other payables	69,638	73,880
- Short term borrowings	140,111	132,437
- AMB Bonds and SPV Debts	117,350	116,001
- Provisions	5,820	6,269
- Tax liabilities	88	224
	333,007	328,811
Net current liabilities	(69,368)	(67,768)
	660,105	666,887
Financed by:		
Share capital	338,535	338,535
Reserves	(185,814)	(174,053)
Shareholders' funds	152,721	164,482
Minority interests	84,319	84,460
Redeemable cumulative convertible preference shares	32,237	32,237
AMB Bonds and SPV Debts	390,212	385,098
Deferred liabilities	239	233
Deferred taxation	377	377
	660,105	666,887
Net tangible assets per share (RM)	0.41	0.44

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2004	338,535	81,525	51,181	47,267	(354,026)	164,482
Translation gain on net equity of foreign subsidiary companies	-	-	496	-	-	496
Net gain not recognised in consolidated income statement	-	-	496	-	-	496
Realisation of reserve on disposal of a subsidiary company	-	-	(132)	37	-	(95)
Net loss for the financial period	-	-	-	-	(11,770)	(11,770)
Amortisation of negative goodwill	-	-	-	(392)	-	(392)
Balance at 30 September 2004	338,535	81,525	51,545	46,912	(365,796)	152,721
Balance at 1 July 2003	338,535	81,525	77,885	48,730	(318,541)	228,134
Translation loss on net equity of foreign subsidiary companies	-	-	(2,492)	-	-	(2,492)
Share in post-acquisition reserves of associated companies	-	-	80	-	-	80
Net losses not recognised in consolidated income statement	-	-	(2,412)	-	-	(2,412)
Net loss for the financial period	-	-	-	-	(25,343)	(25,343)
Amortisation of negative goodwill	-	-	-	(391)	-	(391)
Balance at 30 September 2003	338,535	81,525	75,473	48,339	(343,884)	199,988

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

Interim report for the first quarter ended 30 September 2004

The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/9/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2003 RM'000
OPERATING ACTIVITIES		
Loss before tax	(11,791)	(25,050)
Adjustments for:		
Non-cash items	9,219	16,150
Non-operating items	5,007	12,987
Operating profit before changes in working capital	2,435	4,087
Changes in working capital		
Net change in current assets	(13,652)	22,524
Net change in current liabilities	1,618	3,303
Others	(1,574)	12
	(11,173)	29,926
INVESTING ACTIVITIES		
Others	(4,320)	(34)
FINANCING ACTIVITIES		
Bank borrowings	5,226	(14,926)
Short term deposits earmarked for bonds redemption	249	(1,780)
Others	33	(57)
	5,508	(16,763)
Net change in cash and cash equivalents	(9,985)	13,129
Effects of exchange rate changes	-	13
Cash and cash equivalents at beginning of the year	25,531	18,826
Cash and cash equivalents at end of the period	15,546	31,968

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

Interim report for the first quarter ended 30 September 2004
The figures have not been audited.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2004. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in the prior financial years.

6. Debt and equity securities

There were no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	39,391	59,877	365	99,633
Inter-segment revenue	(5)	(152)	(1)	(158)
External revenue	39,386	59,725	364	99,475
Loss from operations	(545)	(545)	(2,743)	(3,833)
Finance costs				(6,967)
Share in results of associated companies				(991)
Loss before taxation				(11,791)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no other changes in the composition of the Group for the current quarter and financial year-to-date except for the disposal by Silverstone Corporation Berhad of its entire 98% equity interest in Hamba Research Development Co Ltd on 3 September 2004 comprising 980,000 ordinary shares of NT$10 each for a cash consideration of RM1.00.

The effect of the disposal on the financial results of the Group is as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE 30/09/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2003 RM'000
Revenue	93	2,701
Loss before taxation	(235)	398
Net loss for the year	(235)	334

The effect of the disposal on the financial position of the Group is as follows:

	AS AT END OF CURRENT QUARTER 30/09/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/06/2004 RM'000
Property, plant and equipment	111	90
Current assets	550	727
Current liabilities	(2,134)	(2,072)
Net liabilities	(1,473)	(1,255)

12. <u>Changes in contingent liabilities or contingent assets</u>

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

With the exclusion of the China Tyre division's revenue and losses subsequent to the disposal of equity interest in Dong Feng Lion Tyre Co Ltd, the Group reported lower revenue of RM99.5 million and loss before taxation of RM11.8 million. Included in the loss before taxation are allowance for diminution in value of quoted investments of RM4.1 million and a gain on disposal of a subsidiary company of RM1.6 million.

14. Comparison with the preceding quarter's results

Revenue of the Group was lower for the quarter at RM99.5 million as compared to RM132.1 million in the last quarter. The Group recorded a loss before tax of RM11.8 million due to lower performance by our local tyre division and also allowance for diminution in value of our quoted investments as mentioned above.

15. Prospects

The Group's Motor division will be launching the sale and distribution of light trucks from China in the next quarter. Coupled with the steps taken to focus on the production and sales of higher margin tyres, the operating performance is expected to improve.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2003 RM'000	CURRENT YEAR TO DATE 30/9/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2003 RM'000
Income tax - current	63	84	63	84
Overprovision in prior year	(5)	-	(5)	-
Share in taxation of associated companies	6	-	6	-
	64	84	64	84

The Group's effective tax rate is higher than the statutory tax rate due mainly to the profits of certain subsidiary and associated companies which for tax purposes cannot be set-off with losses from other companies within the Group.

18. Unquoted investments and/or properties

There were no other sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	9,505

20. Status of corporate proposals

Date of Announcement	Subject	Status
28.6.2004	Proposed disposal of 10% equity interest in Dong Feng Lion Tyre Co Ltd by Lion Rubber Industries Pte Ltd to Beijing Jing Cheng Zhanye Bio-Technology Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46).	Pending approvals of: i) Ministry of Commerce, China; and ii) any other relevant authorities, if required
3.9.2004	Proposed disposal of 98% equity interest in Hamba Research Development Co Ltd comprising 980,000 ordinary shares of NT$10 each to Lion Diversified Holdings Berhad for a cash consideration of RM1.00.	Pending approval of the Investment Commission under the Ministry of Economy of Taiwan

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	74,615	-	74,615
Unsecured	65,496	32,237	97,733
	140,111	32,237	172,348
Bonds and Debts:			
- AMB Bonds	29,293	93,670	122,963
- SPV Debts	88,057	296,542	384,599
	117,350	390,212	507,562
Total	257,461	422,449	679,910

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	105,499
- US Dollar	6,944	26,265
- Rmb	88,398	40,584
		172,348
Bonds and Debts		
- Ringgit Malaysia	-	122,963
- US Dollar	101,210	384,599
		507,562

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Loss per share

Basic

Loss per share is calculated by dividing the Group's net loss for the period by the weighted average number of shares in issue of 338.54 million for the current quarter and 338.54 million for the financial year-to-date.

Fully diluted

The shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect as their exercise price is above the average market value of the Company's share. As such, the fully diluted loss per share remains the same as the basic loss per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations;

(b) Status of the proposed divestment programme; and

(c) Status of the issues affecting the joint-venture companies of the Company in the People's Republic of China.

Please refer to Appendix I to III for details of the above.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken or to be taken	Status and progress
(a) Subsidiary company **Dong Feng Lion Tyre Co Ltd ("Dong Feng")** (Dong Feng will become an associated company upon the completion of the disposal of the 10% equity interest by the Group).	
(i) Replacement of key management staff including the General Manager, Assistant General Manager, Marketing Manager and Purchasing Manager.	(i) Implemented
(ii) Strengthening control mechanism over credit control and collection system, purchasing and factory production overhead system, capital expenditure and authority limit level documentation.	(ii) Implemented
(iii) Review of production mix and introduction of changes to the size and pattern of the tyres produced to suit the market demand.	(iii) On-going
(b) Associated companies **Nanjing Jincheng Machinery Co Ltd**	
(i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii) Maximisation of efficiency of existing production capability and divestment of idle assets.	(iii) On-going
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group") With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going
(c) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	Outstanding PDP (Per GWRS)	Concluded divestment			Divestment proceeds				
		Up to December 2003	In current quarter	Current year-to-date	Received up to December 2003	Current Year (Jan - Dec 2004)			
						Actual received in		Projected to Dec 2004	Projected full year
						Current Qtr	Current YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
							(a)	(b)	(a) + (b)
By 31 December 2003									
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-	83.8	83.8
By 31 December 2004									
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	20.0	-	-	5.2	5.2
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-	13.4	13.4
	73.4								
By 31 December 2005									
Non-listed shares in tyre industry companies	75.6	-	-	-	-	-	-	-	-
By 31 December 2006									
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-			
	94.7								
Total	327.5	59.1	-	-	35.6	-	-	102.4	102.4

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Utilisation	
	RM' million	RM'million		RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (*equivalent to approximately RM0.46*); and	19.99	23.47	Repayment of borrowings	43.01
			Estimated expenses	0.45
			Gross proceeds	43.46
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 *million) and waiver of interest accrued thereon* amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	The outstanding balance will be paid in the following manner:		The total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	
	Before 15 August 2004*	5.22		
	Before 15 August 2005	6.08		
	Before 15 August 2006	6.08		
	Before 15 August 2007	6.09		
		23.47		
The disposal was completed on 24 April 2003.	* To date, the Group has yet to *receive the amount due.*			

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

Description of assets/businesses	Status Received	Status Outstanding	Proposed Utilisation	
	RM' million	RM'million		RM'million
(2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million).	15.59	-	Repayment of borrowings	15.56
			Estimated expenses	0.03
				15.59
The disposal was completed on 6 April 2004.			RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance is pending repatriation from China and has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 12 November 2004
1.	Land Use Right(s) for land(s) ("**LUR**") and Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement	Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Party is in the process of effecting the transfer of the LUR and POR to the JV Co. and will endeavour to complete the transfer by 28 February 2005. The Management of the SCB Group will closely monitor the development and will endeavour to resolve this issue within the aforesaid time.
2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOC in Beijing through the provincial MOC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOC to apply for endorsement from the MOC in Beijing.

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)
A Member of The Lion Group

26 November 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

RECEIVED
2004 DEC 13 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 25 November 2004, Re: Proposed disposal by AMB Venture Sdn Bhd, a wholly owned subsidiary of Silverstone Corporation Berhad ("SCB"), of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP"), comprising 148,750,644 ordinary shares of SGD0.10 each and 148,750,644 warrants in LAP, to LCB Venture Pte Ltd, a wholly owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Reference No **MM-041125-68871**
Submitting Merchant Bank : AMMERCHANT BANK BERHAD
Company Name : SILVERSTONE CORPORATION BERHAD
Stock Name : SILSTON
Date Announced : 25/11/2004

Type : **Announcement**
Subject : **SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")**

Contents :

PROPOSED DISPOSAL BY AMB VENTURE SDN BHD ("AMB"), A WHOLLY OWNED SUBSIDIARY OF SCB, OF ITS ENTIRE 36.68% EQUITY INTEREST IN LION ASIAPAC LIMITED ("LAP"), COMPRISING 148,750,644 ORDINARY SHARES OF SGD0.10 EACH AND 148,750,644 WARRANTS IN LAP, TO LCB VENTURE PTE LTD ("LCB VENTURE"), A WHOLLY OWNED SUBSIDIARY OF LION CORPORATION BERHAD ("LCB"), FOR A TOTAL CONSIDERATION OF SGD32,725,142 (RM75,595,078), TO BE SATISFIED BY THE ISSUANCE OF 57,706,166 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB TO SCB AT AN ISSUE PRICE OF RM1.31 PER SHARE ("PROPOSED DISPOSAL")

This announcement is dated 25 November 2004.

1. INTRODUCTION

On behalf of SCB, AmMerchant Bank Berhad **("AmMerchant Bank")** wishes to announce that AMB, a wholly owned subsidiary of SCB, had on 25 November 2004, entered into a Sale and Purchase of Shares Agreement **("SPA")** with LCB Venture and LCB for the proposed disposal of AMB's entire 36.68% equity interest in LAP, comprising 148,750,644 ordinary shares of SGD0.10 each **("Sale Shares")**, and 148,750,644 warrants in LAP **("Sale Warrants")**, to LCB Venture, a wholly owned subsidiary of LCB, for a total consideration of SGD32,725,142 (RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each **("Shares")** in LCB to SCB at an issue price of RM1.31 per Share.

2. INFORMATION ON LAP

LAP was incorporated in Singapore on 6 December 1968 under the Companies Act (Chapter 50) of Singapore as a private company limited by shares under the name of Metal Containers (Private) Limited. It was converted to a public limited company and changed its name to Metal Containers Limited on 18 December 1981

As at 24 November 2004, LAP had an authorised capital of SGD800,000,000 comprising 8,000,000,000 ordinary shares of SGD0.10 each, and an issued and paid-up capital of SGD40,548,772.40 comprising 405,487,724 ordinary shares of SGD0.10 each.

As at 24 November 2004, LAP had 157,877,000 outstanding warrants **("Warrants")**. The Warrants are not listed on any stock exchange. Each Warrant

carries the right to subscribe for one (1) new LAP share at an exercise price of SGD0.25 per share. The Warrants will expire on 28 November 2007. Assuming the full exercise of all the outstanding Warrants, the LAP shares to be issued pursuant to the exercise of the Sale Warrants would represent approximately 26.40% of the enlarged issued and paid-up capital of LAP.

LAP is principally an investment holding company. The principal activities of its subsidiary companies are investment holding as well as the design-in and distribution of semiconductors and related components. The principal activities of its associated companies are the manufacture of motorcycles, light trucks for commercial and agricultural use, chassis for passenger vehicles, and gearbox components. Its associated companies are principally operating in the People's Republic of China.

The audited consolidated financial data of the LAP Group for the five (5) financial years ended 30 June 2000 to 2004, are set out in Table 1 (in Singapore Dollars **("SGD")**) and in Table 2 (in Ringgit Malaysia **("RM")**).

3. INFORMATION ON LCB

LCB was incorporated in Malaysia on 27 September 1972 under the Companies Act, 1965 as a private limited company under the name of Lion (Teck Chiang) Sdn Berhad. It subsequently changed its name to Lion Corporation Sdn Bhd on 18 May 1981. It was converted to a public limited company and adopted its current name on 30 May 1981. LCB was listed on the Main Board of Bursa Malaysia Securities Berhad **("Bursa Securities")** on 17 March 1982.

As at 24 November 2004, LCB had an authorised capital of RM2,000,000,000 comprising 2,000,000,000 Shares, and an issued and paid-up capital of RM919,663,622 comprising 919,663,622 Shares. As at 24 November 2004, LCB had 91,380,750 outstanding warrants.

LCB is principally an investment holding company. The principal activities of its subsidiary companies are the manufacture and marketing of steel products such as hot rolled coils, bands, plates and sheets, the manufacture and distribution of office equipment and related steel products, share registration and secretarial services, as well as the assembly and distribution of commercial vehicles.

The audited consolidated financial data of the LCB Group for the five (5) financial years ended 30 June 2000 to 2004, are set out in Table 3.

The substantial shareholders and directors of LCB as at 24 November 2004 are set out in Table 4.

4. INFORMATION ON LCB VENTURE

LCB Venture was incorporated in Singapore on 9 November 2004 under the

Companies Act (Chapter 50) of Singapore as a private company limited by shares.

As at 24 November 2004, LCB Venture had an authorised capital of SGD1,000,000 comprising 1,000,000 ordinary shares of SGD1.00 each, and an issued and paid-up capital of SGD2.00 comprising two (2) ordinary shares of SGD1.00 each.

The principal activity of LCB Venture is investment holding. It is a wholly owned subsidiary of LCB.

5. DETAILS OF THE PROPOSED DISPOSAL

5.1 Salient Terms of the SPA

(a) Sale Shares and Sale Warrants Disposed of Free From Encumbrances

AMB will dispose of the Sale Shares and Sale Warrants to LCB Venture free from all encumbrances and with all rights, benefits and advantages attached thereto including any dividends and other distributions which may be declared, made or paid on or after the date of the SPA.

The Sale Shares and Sale Warrants are currently encumbered in favour of the holders of SCB's bonds **("Bonds")** and consolidated and rescheduled debts **("Debts")**, which were issued pursuant to the SCB Group's corporate and debt restructuring scheme which was completed on 14 March 2003. SCB will seek the approval of the holders of the Bonds and Debts to release the encumbrance over the Sale Shares and Sale Warrants so as to facilitate the completion of the Proposed Disposal.

(b) Rights Attaching to Consideration Shares

The new LCB Shares to be issued to SCB pursuant to the Proposed Disposal **("Consideration Shares")** shall rank pari passu in all respects with the then existing Shares of LCB, except that they will not be entitled to any rights, dividends and/or distributions, which may be declared by LCB for the financial year ending 30 June 2005.

Based on LCB's issued and paid-up capital as at 24 November 2004 of RM919,663,622 comprising 919,663,622 Shares, the Consideration Shares would represent approximately 5.90% of LCB's enlarged issued and paid-up capital upon the completion of the Proposed Disposal. Assuming the full exercise of LCB's outstanding warrants, the Consideration Shares would represent approximately

5.40% of LCB's enlarged issued and paid-up capital upon the completion of the Proposed Disposal.

(c) Completion

LCB will issue the Consideration Shares to SCB within 45 business days from the date on which all the conditions precedent in respect of the Proposed Disposal are fulfilled.

5.2 Basis of Determining the Disposal Consideration

The total consideration for the Proposed Disposal is SGD32,725,142 at SGD0.22 for one (1) Sale Share and one (1) Sale Warrant. Based on an exchange rate of SGD1.00 = RM2.31, being the closing exchange rate as at 24 November 2004, the disposal consideration is equivalent to RM75,595,078 or approximately RM0.51 for one (1) Sale Share and one (1) Sale Warrant.

The disposal consideration was arrived at on a willing-buyer willing-seller basis after taking into consideration the market prices of LAP shares, the historical earnings and earnings potential of the LAP Group, and the terms of the Warrants, including the exercise price and expiry date.

5.3 Basis of Determining the Issue Price of LCB Shares

The proposed issue price of RM1.31 per LCB Share is based on the weighted average market price of LCB Shares for the five (5) market days ended 24 November 2004, being the last market day prior to the execution of the SPA on 25 November 2004.

5.4 SCB Group's Cost of Investment and Expected Loss

The SCB Group's total cost of investment in LAP was RM80.325 million. This investment was made on 29 November 2002.
Based on the audited consolidated financial statements of SCB as at 30 June 2004, the Proposed Disposal will result in a loss of approximately RM5.23 million to the SCB Group.

5.5 Related-Party Transaction

The Proposed Disposal is a related-party transaction due to the interests of the related parties set out in Section 11 below.

5.6 Assumption of Liabilities by LCB Venture

LCB Venture will not assume any liabilities arising from the Proposed

Disposal.

6. RATIONALE FOR THE PROPOSED DISPOSAL

The SCB Group's investment in LAP is one of the non-core and peripheral assets and businesses to be disposed of pursuant to the Group's proposed divestment program **("Proposed Divestment Program")**, which is part of its corporate and debt restructuring scheme. The SCB Group was identified to focus on the motor vehicle and motorcycle businesses as well as the tyre business in Malaysia after the completion of its corporate and debt restructuring scheme on 14 March 2003. In line with this, SCB's Board of Directors **("Board")** regards all other assets and businesses within the SCB Group, including overseas automotive and tyre businesses operating in Singapore and the People's Republic of China, as non-core and peripheral and therefore planned for divestment. The proceeds of the Proposed Divestment Program will be utilised to pay for the SCB Group's commitments under its debt-restructuring scheme.

The Proposed Disposal represents an opportunity for SCB to swap its investment in LAP for an investment in LCB. In line with the Proposed Divestment Program, the Board intends to place out the Consideration Shares at the appropriate time and to utilise the proceeds of such placement to pay for the SCB Group's debt commitments. After taking into consideration the liquidity of LCB Shares as compared to LAP shares, and the earnings potential of the LCB Group as compared to the LAP Group, the Board is of the view that the Proposed Disposal will benefit the SCB Group.

7. PROSPECTS OF LCB GROUP

7.1 Global Economy

The growth momentum in the global economy in 2005 is expected to decelerate slightly as the major economies tighten monetary policy to contain inflationary pressures. Concerns over the possibility of higher oil prices and the slowing down of China's economy are other factors that can dampen growth.

Notwithstanding these uncertainties, it is anticipated that the Federal Reserve of USA would pursue a measured approach in raising interest rates. As for oil price hikes, the effort of the Organisation of Petroleum Exporting Countries to raise supply to 26 million barrels per day effective 1 August 2004, will help contain the price increases. Against this backdrop, growth in the US is expected to moderate to 3.5% - 4% (2004: 4.5% - 4.7%), other emerging markets and developing economies at 5.9% (2004: 6%), while Japan is also expected to grow by 2.4% (2004: 4.5%). In contrast, recovery in the Euro area is anticipated to strengthen further to post a real GDP growth of 2.3% (2004: 2%) with

a gradual pick-up in domestic demand aided by favourable financing conditions. Overall, global growth is projected at 4.4% in 2005 (2004: 4.6%).

(Source: Economic Report 2004/2005)

7.2 Malaysian Economy

The Malaysian economy accelerated its growth momentum in the first half of 2004, after a strong take-off in 2003, and is expected to surpass earlier expectations with higher growth of 7% for the whole year.

The outlook for 2005 will generally remain favourable although global growth is expected to moderate on account of high oil prices, inflationary pressures, interest rate hikes and a probable slowdown in China's economy. The emergence of these risks became apparent in the second half of 2004 and are expected to continue in 2005, with a larger impact on growth next year. Global economic growth is projected to moderate to 4.4% in 2005 from 4.6% in 2004. The stronger macroeconomic fundamentals and resilience, backed by sturdy domestic demand and broad-based growth, will however, continue to support Malaysia's GDP growth, forecast at 6% in 2005.

(Source: Economic Report 2004/2005)

7.3 Outlook for the Malaysian Steel Industry

Products from the steel industry play a key role in supporting the construction, infrastructure and manufacturing sectors and hence, any future growth in the steel industry will be closely linked to the growth cycles of the aforesaid sectors.

In view of the above, the following discussion on the prospects of the construction, infrastructure and manufacturing sectors are not intended to be exhaustive but reflects some factors which are relevant to understand the prospects of the steel industry based on prevailing local economic trends and developments.

7.3.1 Outlook for the Construction Sector

The construction sector recorded a marginal decline of 0.6% during the first half of 2004 largely due to lower public sector construction activity, especially in infrastructure projects. However, higher residential construction activity following stronger growth of housing starts of 36.8% during the second half of 2003 and some on-going infrastructure projects will provide sufficient support for the sector to record a positive growth of 0.5% in 2004 (2003: 1.9%).

Activity in the residential sub-sector is expected to surge further in 2004, following strong growth in housing starts and higher number of housing approvals in the second half of 2003. Demand for houses remained strong during the first

six months of 2004 with brisk sales registered. The demand was spurred in part by incentives offered under the Package of New Strategies, introduced in May 2003. On the supply side, housing developers remain positive on the residential sub-sector, motivated by favourable economic outlook.

(Source: Economic Report 2004/2005)

7.3.2 Outlook for the Manufacturing Sector

Growth of the manufacturing sector accelerated since September 2003, underpinned by double-digit and broad-based growth in both export and domestic-oriented industries.

Output of construction-related industries expanded strongly by 20.5% for the first six months of 2004 (January – June 2003: 7%), driven by favourable external demand for steel tubes and pipes. Production of fabricated metal products, in particular, rose sharply by 31.2% (January – June 2003: 6%) while iron and steel increased at a moderate growth of 7.1% (January – June 2003: 8.7%).

(Source: Economic Report 2004/2005)

7.4 Monopolistic Position

Megasteel Sdn Bhd **("Megasteel")** is a 90% owned subsidiary of LCB and the main revenue contributor to the LCB Group. Its principal business is the manufacture of hot-rolled flat steel products including steel sheets and hot-rolled coils **("HRC")**. It is currently the only manufacturer of HRC in the country. High investment cost discourages competitors from entering this market. However, there is no assurance that Megasteel would be able to maintain its position as a market leader / key industry player in the country in the future.

8. INVESTMENT CONSIDERATIONS

The investment considerations involved in investing in LCB Shares include the following:-

8.1 Market Price and Liquidity of LCB Shares

There is no assurance that the market price and liquidity of LCB Shares will be sustained after the listing of the Consideration Shares or that the market price of LCB Shares will not decline below the issue price of the Consideration Shares.

A variety of factors could cause the price and liquidity of LCB Shares to fluctuate, perhaps substantially, including sales of substantial amounts of LCB Shares in the market in the future, announcements of developments relating to the LCB Group's business and that of its

competitors, and fluctuations in the LCB Group's operating results.

In addition to the fundamentals of the LCB Group, the future performance of LCB Shares will also depend upon various external factors such as general economic, political and industry conditions, the growth potential of the steel industry, the performance of regional and world bourses, as well as sentiments and liquidity in the local stock market.

8.2 Sensitivity to Performance of Construction, Infrastructure and Manufacturing Sectors

The consumption of steel products is highly dependent on the performance of the construction, infrastructure and manufacturing sectors. Megasteel manufactures HRC, which is one of the key raw materials used in higher value-added manufacturing, engineering, industrial and construction-related applications.

8.3 Cost of Raw Materials

The domestic steel industry is subject to the inherent drawback of the country being a net importer of scrap metal, an important raw material for the production of HRC, and the fact that the country is not abundant with iron ore. Whilst the prices of HRC will move in tandem with the price movement of the raw material, adverse raw material price movements may result in lower margins, if Megasteel is unable to pass on the additional cost by increasing the prices of its products.

8.4 High Gearing

The LCB Group had total borrowings of RM3.9 billion as at 30 June 2004, with a gearing ratio of 5.53 times. Whilst the Group's borrowings have been restructured pursuant to its corporate and debt restructuring scheme, it nevertheless still has a high gearing level and is committed to meet its repayment obligations which are scheduled to be completed in the year 2011.

9. EFFECTS OF THE PROPOSED DISPOSAL

9.1 Issued and Paid-Up Capital

The Proposed Disposal will not have any effect on the issued and paid-up capital of SCB as it does not involve any issuance of new Shares in

SCB.

9.2 Substantial Shareholders' Shareholdings

The Proposed Disposal will not have any effect on the substantial shareholders' shareholdings in SCB.

9.3 Earnings

The Proposed Disposal will result in a loss of approximately RM5.23 million to the SCB Group based on the audited consolidated accounts as at 30 June 2004. The loss will result in a decrease in the net earnings per Share **("EPS")** of the SCB Group by RM0.02 for the financial year ending 30 June 2005.

9.4 NTA and Gearing Ratio

The effects of the Proposed Disposal on the NTA and gearing of the SCB Group based on the audited consolidated accounts as at 30 June 2004 are shown in Table 5.

10. CONDITIONS PRECEDENT

The Proposed Disposal is subject to the following conditions:-

(a) The approval of the Securities Commission **("SC")**;

(b) The approval of the Foreign Investment Committee;

(c) The approval of Bank Negara Malaysia;

(d) The approval-in-principle of Bursa Securities for the listing of and quotation for the Consideration Shares;

(e) The approval of the Singapore Securities Industry Council for an exemption to LCB Venture and the parties acting in concert with it from the obligation to undertake a mandatory offer for all the remaining shares in LAP;

(f) The approval of the shareholders of SCB;

(g) The approval of the shareholders of LCB;

(h) The approval of the holders of SCB's Bonds and Debts;

(i) The approval of the holders of LCB's bonds and consolidated and rescheduled

debts; and

(j) The approval of any other relevant authorities.

11. DIRECTORS' INTERESTS

Tan Sri William H. J. Cheng **("TSWC")**, Datuk Cheng Yong Kim **("DAC")**, Mr. Phang Wai Yeen and Mr. Ngan Yow Chong are the directors of SCB **("Interested Directors")** who do not consider themselves to be independent in respect of the Proposed Disposal, for the following reasons:-

(a) TSWC is the Chairman and a substantial shareholder of both SCB and LCB. He is also the Managing Director of LCB;

(b) DAC is a director and substantial shareholder of both SCB and LCB;

(c) Mr. Phang Wai Yeen is an employee of two (2) subsidiaries of SCB wherein TSWC and DAC have substantial interests. He is therefore deemed to be a person connected to TSWC and DAC; and

(d) Mr. Ngan Yow Chong is an employee of SCB wherein TSWC and DAC have substantial interests. He is therefore deemed to be a person connected to TSWC and DAC.

The interests of the Interested Directors in SCB and LCB as at 24 November 2004 are set out in Table 6. The Interested Directors have abstained and will continue to abstain from all deliberations and voting on the Proposed Disposal at Board meetings of SCB. They will abstain from voting in respect of their direct and indirect shareholdings in SCB on the shareholders' resolution pertaining to the Proposed Disposal to be tabled at an Extraordinary General Meeting **("EGM")** of SCB. They will also ensure that persons connected with them who have interests in the Shares of SCB will abstain from voting on the shareholders' resolution pertaining to the Proposed Disposal.

The Company is currently in the process of ascertaining the interests of its substantial shareholders and any persons connected with the directors and substantial shareholders, in the Proposed Disposal. Such interests will be disclosed in the Circular to be issued to the Company's shareholders in due course.

12. DIRECTORS' STATEMENT

The Board (with the exception of the Interested Directors), having considered all aspects of the Proposed Disposal, is of the opinion that the Proposed Disposal is in the best interests of the SCB Group.

13. TIMING OF SUBMISSION TO SC

A submission to the SC on the Proposed Disposal is expected to be made within two (2) months from the date of this announcement.

14. DEPARTURE FROM SC GUIDELINES

Based on the information available to AmMerchant Bank as at the date hereof, there is no departure from the SC's Policies and Guidelines on Issue/Offer of Securities arising from the Proposed Disposal.

15. ADVISER AND INDEPENDENT ADVISER

The Board has appointed AmMerchant Bank as Adviser on the Proposed Disposal and PM Securities Sdn Bhd as Independent Adviser to the non-interested directors and shareholders of SCB on the Proposed Disposal.

16. DOCUMENTS FOR INSPECTION

Shareholders of SCB who wish to inspect the SPA may do so during the normal business hours at the Registered Office of SCB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

Tables 1-6.doc

Table 1 – Historical Audited Consolidated Financial Data of the LAP Group in SGD

Year Ended 30 June	2000 SGD'000	2001 SGD'000	2002 SGD'000	2003 SGD'000	2004 SGD'000
Turnover	31,100	88,535	85,484	108,213	75,018
Profit/(Loss) before taxation and exceptional items	6,337	14,965	(2,108)	5,390	18,931
Exceptional items	(25,733)	(303)	2,820	(1,852)	2,433
Profit/(Loss) before taxation and after exceptional items	(19,396)	14,662	712	3,538	21,364
Taxation	(6,128)	(6,312)	(513)	(4,473)	(7,838)
Profit/(Loss) after taxation	(25,524)	8,350	199	(935)	13,526
Minority interests	91	(483)	(1,069)	(1,465)	(1,235)
Profit/(Loss) attributable to shareholders	(25,433)	7,867	(870)	(2,400)	12,291
Paid-up capital	61,871	61,903	61,903	101,372 [a]	40,549 [b]
Net EPS / (LPS) (cent)	(10.28)	3.18	(0.35)	(0.71)	3.03
NTA	87,548	96,891	93,837	131,721	141,017
NTA per share (SGD)	0.35	0.39	0.38	0.32	0.35
Current ratio (times)	0.44	1.32	0.46	0.71	3.37
Gearing (times)	0.65	0.58	0.59	0.52	0.41
Gross dividend rate (%)	-	-	-	-	-

Notes:-

LPS *Loss per share*

a *During the financial year, LAP issued 157,877,000 new ordinary shares of SGD0.25 each.*

b *During the financial year, LAP undertook a capital reduction exercise by reducing the par value of each share from SGD0.25 per share to SGD0.10 per share.*

Table 2 – Historical Audited Consolidated Financial Data of the LAP Group in RM *

Year Ended 30 June	2000 RM'000	2001 RM'000	2002 RM'000	2003 RM'000	2004 RM'000
Turnover	68,793	195,839	189,091	239,367	165,940
Profit/(Loss) before taxation and exceptional items	14,017	33,102	(4,663)	11,923	41,875
Exceptional items	(56,921)	(670)	6,238	(4,097)	5,382
Profit/(Loss) before taxation and after exceptional items	(42,904)	32,432	1,575	7,826	47,257
Taxation	(13,555)	(13,962)	(1,135)	(9,894)	(17,337)
Profit/(Loss) after taxation	(56,459)	18,470	440	(2,068)	29,920
Minority interests	201	(1,068)	(2,365)	(3,241)	(2,732)
Profit/(Loss) attributable to shareholders	(56,258)	17,402	(1,924)	(5,309)	27,188
Paid-up capital	136,859	136,929	136,929	224,235	89,694
Net EPS / (LPS) (sen)	(22.74)	7.03	(0.78)	(1.57)	6.70
NTA	193,656	214,323	207,567	291,367	311,930
NTA per share (RM)	0.78	0.87	0.84	0.72	0.77
Current ratio (times)	0.44	1.32	0.46	0.71	3.37
Gearing (times)	0.65	0.58	0.59	0.52	0.41
Gross dividend rate (%)	-	-	-	-	-

Note:-

* *Translated at an exchange rate of SGD1.00 = RM2.212, being the closing exchange rate as at 30 June 2004.*

Table 3 – Historical Audited Consolidated Financial Data of the LCB Group

Year Ended 30 June	2000 RM'000	2001 RM'000	2002 RM'000	2003 RM'000	2004 RM'000
Turnover	329,892	1,041,064	1,209,103	1,837,840	2,445,442
Profit/(loss) before taxation	(267,733)	(330,744)	(138,260)	111,951	100,427
Taxation	(15,303)	1,496	(93)	(11,705)	(45,309)
Profit/(loss) after taxation	(283,036)	(329,248)	(138,353)	100,246	55,118
Minority interests	24,506	82,127	35,641	(44,569)	(11,887)
Profit/(loss) attributable to shareholders	(258,530)	(247,121)	(102,712)	55,677	43,231
Paid-up capital	182,896	182,896	182,896	919,041	919,041
Net EPS / (LPS) (RM)	(1.41)	(1.35)	(0.80)	0.14	0.05
NTA / (NTL)	(208,012)	(394,656)	(489,849)	(51,125)	42,542
NTA / (NTL) per share (RM)	(1.14)	(2.16)	(2.68)	(0.06)	0.05
Current ratio (times)	0.57	0.36	0.31	0.59	0.45
Gearing (times)	(59.19)	(10.08)	(6.92)	5.81	5.53
Gross dividend rate (%)	0.1	0.1	-	-	-

Notes:-

NTL *Net tangible liabilities*

Table 4 – Substantial Shareholders and Directors of LCB

Substantial Shareholders	Directors
TSWC	TSWC
DAC	Raja Zainal Abidin bin Raja Haji Tachik
Lion Realty Pte Ltd	Datuk Cheng Yong Kim
Lion Development (Penang) Sdn Bhd	Dato' Haji Yahya bin Haji Talib
Horizon Towers Sdn Bhd	Datuk Emam Mohd Haniff bin Emam Mohd Hussain
LDH (S) Pte Ltd	M Chareon Sae Tang @ Tan Whye Aun
Lion Industries Corporation Berhad	Folk Fong Shing @ Kok Fong Hing
Lion Diversified Holdings Berhad	
Amsteel Mills Sdn Bhd	
Steelcorp Sdn Bhd	
LLB Steel Industries Sdn Bhd	

Table 5 – Effects on NTA and Gearing Ratio

	Audited as at 30.06.04 RM'000	After Proposed Disposal RM'000
Share Capital	338,535	338,535
Share Premium	81,525	81,525
Other Reserves	98,448	98,448
Accumulated Losses	(354,026)	(359,256)
Shareholders' Equity	164,482	159,252
Less: Intangible Assets	(14,414)	(14,414)
NTA	150,068	144,838
NTA per Share (RM)	0.44	0.43
Total Borrowings	665,773	665,773
Gearing Ratio (times)	4.05	4.18

Table 6 – Interests of Interested Directors in SCB and LCB as at 30 October 2004

Interests of Interested Directors	Direct No. of Shares	%	Indirect No. of Shares	%	Direct No. of RCCPS	%	Indirect No. of RCCPS	%
Interests in SCB								
TSWC	6,000	0.002	204,223,201	60.33	-	-		
DAC	1,963	0.0006	203,512,646	60.12	-	-		
Phang Wai Yeen	1,252,824	0.37	-	-				
Ngan Yow Chong	-	-	-	-				
	No. of Shares	**%**	**No. of Shares**	**%**	**No. of Warrants**	**%**	**No. of Warrants**	**%**
Interests in LCB								
TSWC	127,019	0.01	674,724,219	73.37	-	-	42,160,189	N/A
DAC	194,250	0.02	429,619,379	46.71	-	-	-	-
Phang Wai Yeen								
Ngan Yow Chong								

<u>Note</u>:-

RCCPS — *Redeemable Cumulative Convertible Preference Shares*